

January 23, 2013

Via E-mail
Jonathan C. Clark
Executive Vice President and Chief Financial Officer
SLM Corporation
300 Continental Drive
Newark, DE 19713

      Re: SLM Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 27, 2012
             File No. 001-13251

Dear Mr. Clark:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Michael Seaman for

                Suzanne Hayes
                Assistant Director